Exhibit 4.7

Sale and Purchase Agreement by and between

Apex Flourish Group Limited and SGOCO Group, Ltd.

DATED November 15, 2011

SGOCO GROUP, LTD.
as Seller

And

APEX FLOURISH GROUP LIMITED
as Purchaser

______________________________________________________

AGREEMENT
FOR SALE AND PURCHASE
OF ALL OF THE SHARES OF
HONESTY GROUP HOLDINGS LIMITED
______________________________________________________

Cheng Wong Lam & Partners
in association with Nixon Peabody LLP
and Hylands Law Firm
50th and 64th Floors, Bank of China Tower
1 Garden Road
Central
Hong Kong
Tel: (852) 2521 0880
Fax: (852) 2521 0220
E-mail: gen@chengwonglam.com

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Schedule

1.	Particulars of the Company	12
2.	Particulars of the Subsidiaries	13
3.	Payment schedule	15
4.	Seller’s Completion obligations	16
5.	Warranties	17
6.	Activities pending Completion	19
7.	Exempted Transactions	20

Annex

A.	The Accounts	22

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AGREEMENT dated November 15, 2011

PARTIES

1.	SGOCO GROUP, LTD., a company incorporated in Cayman Islands whose correspondence address is at Unit 12, 31/F., Eight Commercial Tower, 8 Sun Yip Street, Chaiwan, Hong Kong (the “Seller"); and

2.	APEX FLOURISH GROUP LIMITED, a company incorporated in British Virgin Islands whose correspondence address is at Room 2907, West Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong (the "Purchaser").

WHEREAS:

(A)	HONESTY GROUP HOLDINGS LIMITED (“Company”) is a private company incorporated in Hong Kong the particulars of which are set out in Schedule 1.

(B)	The Seller is the legal and beneficial owner of the number of Sale Shares (as defined below) and all those Sale Shares constitute the entire issued share capital of the Company.

(C)	The Purchaser wishes to purchase and the Seller wishes to sell, the Sale Shares subject to and upon the terms and conditions of this Agreement.

AGREEMENT

1.	INTERPRETATION

1.1	Definitions: In this Agreement, the following expressions shall have the following meanings except where the context otherwise requires:

"Accounts"

the un-audited balance sheet, as at the Last Accounts Date, and un-audited profit and loss account for the nine months ended on the Last Accounts Date, of the Company and all notes thereto and the directors' reports relating to such accounts as set out in the Annex.

"Business Day"

a day (excluding Saturdays) on which commercial banks are generally open for banking business in Hong Kong;

"Companies Ordinance"

the Companies Ordinance, Chapter 32 of The Laws of Hong Kong;

"Completion"

completion of the sale and purchase of the Sale Shares in accordance with the provisions of Clause 5;

"Completion Date"

the date on which Completion takes place;

"Directors"

the directors of the Company;

"Encumbrance"

a mortgage, charge, pledge, lien, option, restriction, hypothecation, assignment, right to acquire or of pre-emption, third-party right or interest, other encumbrance, priority or security interest of any kind, or any other type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, and any agreement or obligation to create or grant any of the aforesaid;

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“Exempted Transactions”

transactions set out or described in Schedule 7;

"Group"

the Company and the Subsidiaries, and a "Group Company" shall be construed accordingly;

“Guarantee”

any guarantee, indemnity, suretyship, letter of comfort or other assurance, security or right of set-off or financial or other obligation given or undertaken by a person to secure or support or incur a financial or other obligation with respect to an obligation or liability (actual or contingent) of any third party and whether given directly or by way of counter-indemnity to any third party who has provided a guarantee;

"Last Accounts Date"

September 30, 2011, the date to which the Accounts have been prepared in accordance with US Generally Accepted Accounting Principles;

“Material Breach”

Delay of more than 60 days in paying the Purchase Price in accordance with Clause 5.3;

"Purchase Price"

the total purchase price payable by the Purchaser for all the Sale Shares pursuant to this Agreement, as set out in Clause 3.1;

"Records"

records and information of the Company (including, without limitation, all accounts, books, ledgers, minutes books, registers, financial and other records of whatsoever kind, returns and filings made or filed pursuant to Companies Ordinance or Inland Revenue Ordinance, and all other statutory books and records);

“Relevant Interests”

material interests, ownership or rights in or related to any Group Company, including any shares, production premises, office spaces, real properties, leases, businesses, equipments and moulds.

"Sale Shares"

the 10,000 shares in the Company to be sold by the Seller to the Purchaser pursuant to this Agreement;

“Seller’s Solicitors”

Cheng Wong Lam & Partners, 50th Floor and 64th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong;

“Subsidiaries”

the subsidiaries of the Company the particulars of each of them are set out in Schedule 2; and a “Subsidiary” shall be construed accordingly;

"Warranty"

a representation, warranty and undertaking contained in Clause 6.1 and Schedule 5 and "Warranties" means all of those statements.

1.2	References: In this Agreement, a reference to:

(a)          a Clause, Recital, Schedule or an Annex is, unless the context otherwise requires, a reference to a clause or sub-clause of, or the recital or a schedule or an annex to this Agreement;

(b)          any Ordinance, regulation or other statutory provision or enactment is a reference to such Ordinance, regulation, statutory provision or enactment as amended, modified, consolidated, codified, re-enacted, or extended or applied by a court of competent jurisdiction, from time to time and includes subsidiary legislation made thereunder;

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(c)          this Agreement (or any specific provision hereof) or any other document shall be construed as references to this Agreement, that provision or that other document as amended, varied or modified from time to time;

(d)          "HK$" is to Hong Kong dollars, the lawful currency for the time being of Hong Kong;

(e)          "Hong Kong" is to the Hong Kong Special Administrative Region of the People’s Republic of China;

(f)	"US$" is to the United States dollars, the lawful currency for the time being of the United States of America; and

(g)          "U. S.," "US" or "United States" is to the United States of America.

1.3	Headings: Headings in this Agreement are for ease of reference only and shall not affect the interpretation or construction of this Agreement.

1.4	Recitals, Schedules and Annexes: The Recitals, Schedules and Annexes form part of this Agreement.

1.5	Construction: Words denoting the singular include the plural and vice versa and words denoting one gender include all genders.

2.	SALE AND PURCHASE

The Seller as beneficial owner shall sell and the Purchaser shall purchase the Sale Shares on and subject to the terms and conditions of this Agreement and free from any Encumbrance other than any Encumbrance created pursuant to this Agreement and with all rights now and hereafter attaching thereto.

3.	PURCHASE PRICE

3.1	Purchase Price: The Purchase Price for all the Sale Shares shall be the cash sum of Seventy Six Million (US$76,000,000), which shall be paid in installments upon and after Completion in accordance with Clause 5.3.

3.2	Form of payment: Each of the payments due to the Seller under this Clause 3 shall be made by way of telegraphic transfer, at the time and in the manner as set out in Schedule 3.

4.	Securities

In order to secure the payment of the Purchase Price and the performance of the obligations of the Purchaser under this Agreement, the Purchaser agrees to (a) pledge 100% of the Sale Shares back to the Seller and/or its assignee(s) (the “Pledge”), of which the terms and conditions are prescribed in the Deed of Share Charge dated the date hereof and (b) grant to the Seller and/or its assignee(s) a security interest in the Accounts Receivable, Cash and Advances to Suppliers in the account of each and every Group Company (the “Security Interest”) as of the Last Accounts Date, with a total sum equals to the Purchase Price (the “Secured Amount”), of which the Purchaser undertakes to procure the Group Companies including, but not limited to, Guanke (Fujian) Electron Technological Industry Co., Ltd. to establish escrow accounts in China with and in such manner as requested by Seller’s subsidiary SGOCO (Fujian) Electronic Co. Ltd., with the total sum of the escrow accounts equals to the Secured Amount and (c)undertakes to procure each and every Group Company to liquidate its Accounts Receivable, Cash and Advances to Suppliers to enable the Purchaser to have sufficient funds for making the payments to the Seller in whatever manner available.

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As part of this Pledge and Security Interest provided by the Purchaser to the Seller, the Purchaser agrees that it will not dispose of any real assets (i.e., land, building, or equipment) without the Seller’s prior written consent until full payment of the Purchase Price as set out in Clause 3.1.

5.	COMPLETION

5.1	Completion: Completion shall take place at the offices of the Seller’s Solicitors upon execution of this Agreement.

5.2	Seller’s obligations: At or before Completion, the Seller shall procure the satisfaction of the conditions and the delivery to the Purchaser of those documents and other items set out in Schedule 4.

5.3	Purchaser's obligations: Against due performance of the provisions of Clause 5.2, the Purchaser shall pay the Purchase Price to the Seller by way of telegraphic transfer at the time and in the manner as set out in Schedule 3.

6.	WARRANTIES AND INDEMNITIES

6.1	Warranties: Subject to the matters which are expressly provided for under the terms of this Agreement and the Accounts, the Seller represents, warrants and undertakes to the Purchaser and its successors in title that to the best of its knowledge and belief after reasonable investigation on its part each statement contained in Schedule 5 is true, accurate and complete in all respects and not misleading at the date of this Agreement. The Seller acknowledges that the Purchaser is entering into this Agreement in reliance upon each Warranty.

6.2	Separate Warranties: Each Warranty is separate and independent and without prejudice to any other Warranty and, except where expressly stated otherwise, is not limited by any provision of this Agreement or another Warranty.

6.3	Purchaser’s rights: In the event of any Relevant Breach, the Purchaser shall, without prejudice to the Purchaser’s other rights in respect thereof, be entitled by notice given to the Seller at any time to require the Seller to make good the resultant loss by the payment in cash to the Purchaser of an amount equal to the amount by which in consequence of the Relevant Breach the value of the Sale Shares falls short of the value they would have had if the relevant Warranty had been true and accurate and not misleading and otherwise had been complied with.

“Relevant Breach” means any event, matter or circumstance which, to the knowledge and belief of the Seller after reasonable investigation on its part, is inconsistent with, contrary to or otherwise a material breach of any of the Seller’s Warranties and includes any matter or thing which in any material respect renders any of the Seller’s Warranties untrue or misleading.

6.4	Limitation of Seller’s liability: Notwithstanding any provisions of this Agreement to the contrary, the maximum amount of liability of the Seller in relation to any and all breaches of the Warranties whatsoever (including the legal fees and fees of arbitrators that the Purchaser may incur) shall not exceed US$2 million. In addition, the Seller shall not bear any liabilities whatsoever in relation to its obligations under this Agreement, the Warranties or the activities or conduct or omission of the Group unless the Purchaser commences legal proceedings against the Seller with specific references to such obligation, the Warranties or activities or conduct or omission of the Group mentioned above within two years from the date of the Completion.

6.5	Purchaser’s responsibility: The Purchaser agrees to assume responsibility to pay the required registered capital of Guanwei (Fujian) Electron Technological Industry Co., Ltd. (the “Responsibility”) and fulfill the commitment to Fujian Jinjiang Government by Guanke (Fujian) Electron Technological Industry Co., Ltd. to make future investments in the Guanke Technology Park (the “Commitment”). In addition, the Purchaser hereby agrees for itself, its successors and assigns to indemnify, defend and hold the Seller and the Group, their legal representatives, officers, directors, employees, agents, successors and assigns (the “Seller Indemnified Parties”), free and harmless from any and all actions, suits, and proceedings and from and against any and all losses, claims, damages, costs, charges, counsel fees, payments, expenses and liabilities whatsoever which any of them may sustain or incur by reason of any matter or thing arising out of or relating to the Responsibility and the Commitment, except in the event that such actions, suits, proceedings, losses, claims, damages, costs, charges, counsel fees, payments, expenses and liabilities arise as results of gross negligence of the Seller Indemnified Parties who not having acted in good faith.

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6.6	Exempted Transactions: The Purchaser acknowledges that it has been adequately informed by the Seller about the Exempted Transactions and has factored in the impact of the Exempted Transactions in reaching an agreement with the Seller on, among other matters, the Purchase Price. The Purchaser warrants that the Exempted Transactions are agreeable to it and it will not consider any of the Exempted Transactions as constituting a breach of the Warranties or any other provisions of this Agreement.

7.	Further assurances:

7.1	The Seller shall execute and deliver such further documents and perform and procure such acts and things as the Purchaser may reasonably require effectively to vest the beneficial and registered ownership of the Sale Shares in the Purchaser free from any Encumbrances other than any Encumbrances created pursuant to this Agreement and to give full effect to the Seller’s obligations under this Agreement.

7.2	The Purchaser shall (and shall procure the Group to) execute and deliver such further documents and perform and procure such acts and things as the Seller may reasonably require effectively to complete the Exempted Transactions and to give full effect to the Purchaser’s obligations under this Agreement. The Purchaser shall procure that the Seller has full access to the Company’s accounts, including, but not limited to, the balance sheet and profit and loss accounts, until December 31 2012.

8.	TERMINATION

8.1	Seller’s right: The Seller may terminate this Agreement in whole or in part with a full reservation of all accrued rights and remedies immediately upon written notice to the Purchaser if (a) the Purchaser is found to be in Material Breach of Clause 5.3, or (b) the Purchaser becomes insolvent, or a petition in bankruptcy is filed by or against the Purchaser.

8.2	Purchaser’s right: The Purchaser may terminate this Agreement if there shall be a material breach by the Seller of any representation or warranty, or any covenant or agreement contained in this Agreement and which breach cannot be cured or has not been within twenty business days of receiving written notice of the breach from the Purchaser.

9.	Force Majeure

9.1	Force Majeure : “Force Majeure" shall mean events, such as acts of God (including fire, flood, earthquake, storm, hurricane or other natural disaster), war, invasion, act of foreign enemies, hostilities (regardless of whether war is declared), civil war, rebellion, revolution, insurrection, military or usurped power or confiscation, terrorist activities, nationalization, government sanction, blockage, embargo, labor dispute, strike, lockout or interruption or failure of electricity or telephone service (each a “Force Majeure Event").

9.2	Effect of Force Majeure:

(a)	If a party suffers a Force Majeure Event, such party shall promptly notify the other party by written notice within 24 hours of the occurrence of the Force Majeure Event, and, so long as such condition shall persist, such party shall not be liable for the delay in performance of, or the failure to perform, its obligations (other than obligations for payment of amounts due as set out in Schedule 3) under this Agreement. Within fifteen days after giving notice of the Force Majeure Event, the claiming party shall give the other party an estimate of the Force Majeure Event’s expected duration and probable impact. The claiming party shall continue to furnish the other party with timely regular reports and updates during the continuation of the Force Majeure Event. Each party shall immediately exercise commercially reasonable efforts to mitigate or limit the impact of the Force Majeure Event on its operations.

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(b)	Notwithstanding the foregoing, no party is entitled to terminate this Agreement without the other party’s written consent as a result of the occurrence of a Force Majeure Event.

(c)	If a party asserts Force Majeure as an excuse for the delay in performance of, or the failure to perform the party's obligation, then the nonperforming party must prove that the party has fulfilled the obligations set out in Clause 9.2 (a) and that the party substantially fulfilled all non-excused obligations under this Agreement.

10.	Non-competition

10.1	For a period of three years from the Completion (the “Non-Compete Period”), the Purchaser shall not, directly or indirectly, (and shall procure that no Group Company shall) solicit or accept any orders from any customer or client of the Seller at this moment or during the prior twelve months, including any customer or client for which the Seller is currently acting as an original equipment manufacturer, or OEM.

10.2	During the Non-Compete Period, the Purchaser shall not (and shall procure that no Group Company shall) induce or attempt to induce any employee of the Seller to leave their employment.

10.3	The Purchaser agrees that the non-competition undertakings and covenants set out in Clauses 10.1 and 10.2 are reasonable in nature. If a court or arbitrator of competent jurisdiction determines that any of the non-competition undertakings and covenants set out in Clauses 10.1 and 10.2 is unreasonable in nature, the Purchaser agrees that such court or arbitrator shall reform such undertaking and restrictive covenant so that it is enforceable to the maximum extent permitted by law for an undertaking or restrictive covenant of that nature, and such court or arbitrator shall enforce the undertaking or restrictive covenant to that extent. Such remedies shall not be exclusive, but rather shall be in addition to any other remedies available at law or in equity for violation of this Agreement.

10.5	For a period of three years from the Completion, the Purchaser shall procure the Group to continue to provide to the Seller products and services in the same or substantially similar manner as it does now, unless otherwise directed by the Seller.

11.	Right of First Refusal

11.1	For a period of five years from the Completion, the Purchaser shall not (and shall procure that no Group Company shall) sell, assign, transfer or otherwise voluntarily alienate or dispose of any of the Relevant Interest to a third party without first offering to sell, assign or transfer the Relevant Interest to the Seller and/or its assignee(s).

11.2	If the Purchaser or a Group Company receives from a third party a valid and binding offer to purchase any of the Relevant Interests which is acceptable to the Purchaser or the Group Company (the “Interest Holder”), it shall give the Seller a written notice (the "Notice") stating: (a) the Interest Holder's bona fide intention to sell or otherwise transfer the Relevant Interests at issue (the “Offered Relevant Interests”); (b) the name and address of each proposed purchaser or other transferee (the "Proposed Transferee"); (c) the details of the Relevant Interests to be transferred to each Proposed Transferee; (d) the bona fide cash price or other consideration for which the Interest Holder proposes to transfer the Offered Relevant Interests (the "Offered Price"); and (e) that the Interest Holder acknowledges this Notice is an offer to sell the Offered Relevant Interests to the Seller and/or its assignee(s) pursuant to the Seller's right of first refusal at the Offered Price as provided for in this Agreement.

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11.3	At any time within thirty days after the date of the Notice, the Seller and/or its assignee(s) may, by giving written notice to the Interest Holder, elect to purchase all (or, with the consent of the Interest Holder, less than all) the Offered Relevant Interests proposed to be sold, assigned or transferred to any one or more of the Proposed Transferees named in the Notice, at the purchase price determined as specified below.

11.4	The purchase price for the Offered Relevant Interests purchased under this Clause will be the Offered Price. If the Offered Price includes consideration other than cash, then the value of the non-cash consideration, as determined in good faith by the Seller's Board of Directors, will conclusively be deemed to be the cash equivalent value of such non-cash consideration.

11.5	If all of the Offered Relevant Interests proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Seller and/or its assignee(s) as provided in this Clause, then the Interest Holder may sell, assign or otherwise transfer such Offered Relevant Interest to each Proposed Transferee at the Offered Price or at a higher price, provided that (a) such sale, assign or other transfer is consummated within one hundred twenty days after the date of the Notice, (b) any such sale or other transfer is effected in compliance with all applicable laws, and (c) each Proposed Transferee agrees in writing that the provisions of this Clause will continue to apply to the Offered Relevant Interests in the hands of such Proposed Transferee. If the Offered Relevant Interests described in the Notice are not transferred to each Proposed Transferee within such one hundred twenty day period, then a new Notice subject to the provisions of this Clause must be given to the Seller, pursuant to which the Seller will again be offered the right of first refusal before any Relevant Interests held by the Interest Holder may be sold or otherwise transferred.

12.	CONFIDENTIALITY

12.1	Confidentiality: Each party shall at all times keep confidential, treat as privileged, and not directly or indirectly make or allow to be made any disclosure or use of any oral or written information relating to any other party or the existence or subject matter of this Agreement ("Confidential Information"), except to the extent:

(a)          required by applicable laws or regulations or rules of any stock exchange (where the securities of a party or its holding company are listed) or the U.S. Securities and Exchange Commission or the federal securities laws in the United States, and after providing notice to the other relevant party or parties of the proposed disclosure and taking into account the reasonable requirements of the other party or parties;

(b)          necessary to obtain the benefit of, or to carry out obligations under, this Agreement, which shall include the ability to disclose Confidential Information to any government authorities, employees or advisers who need to have it for purposes directly connected with the transactions provided for in this Agreement, provided that the relevant disclosing party shall advise such employees or advisers of the confidential nature of the Confidential Information and shall use all reasonable endeavours to procure that such persons keep the relevant Confidential Information strictly confidential and shall indemnify the other relevant party in respect of all costs, claims, actions, proceedings, losses and liabilities in connection with any unauthorised disclosure or use of the Confidential Information by such persons; or

(c)          that the information is or becomes available in the public domain without breach by a party of its confidentiality obligations under this clause or at law.

Each party shall, on request by any other party at any time, return to the other party any Confidential Information which it holds (in whatever form) in respect of that other party.

13.	STAMP DUTY AND EXPENSES

13.1	Stamp duty:

(a)          All or any stamp duty payable on the instruments of transfer and bought and sold notes relative to the sale and purchase of the Sale Shares shall be borne equally by the Seller and the Purchaser.

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(b)          The Seller will handle the assessment of stamp duty by the Stamp Office, and the payment of stamp duty.

13.2	Expenses: Save as expressly provided herein, all expenses incurred by or on behalf of the parties and their advisers including all fees of agents, representatives, solicitors, accountants, actuaries and other advisers employed by any of them, in connection with the negotiation, preparation or execution of this Agreement, shall be borne solely by the party who incurred the liability.

14.	GENERAL

14.1	No prejudice to rights/waiver: No failure to exercise, or delay in exercising, any right or remedy under this Agreement will operate as a release or waiver of such right or remedy or any other right or remedy, nor will any single or partial exercise of any right or remedy under this Agreement or provided by law preclude any other or further exercise of it or the exercise of any other right or remedy or prejudice or affect any right or remedy against others under the same liability whether joint, several or otherwise. A waiver of any breach of this Agreement or any right of remedy under this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party giving the waiver.

14.2	Status: Nothing in this Agreement is intended or shall be deemed to constitute a partner, agency, employer-employee, variable interest entity or joint venture relationship between the parties.

14.3	Entire agreement: This Agreement (together with the documents referred to herein and the Schedules hereto) contains the entire agreement between the parties hereto relating to the transactions contemplated herein and supersedes any previous agreement (oral or written) between the parties in relation thereto.

14.4	Variations in writing: Any variation to this Agreement shall be binding only if it is in writing and signed by or on behalf of each party.

14.5	Severability: If any term in or provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, the term or provision shall to that extent be deemed not to form part of this Agreement and the enforceability of the remainder of this Agreement shall not be affected.

14.6	Rights cumulative: The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

14.7	Survival: The rights and obligations contained in this Agreement remain in force after Completion, except to the extent that they have been fully performed or where this Agreement provides otherwise. The rights and remedies of each party in respect of this Agreement shall not be affected by Completion.

14.8	Counterparts: This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

15.	NOTICES

15.1	Addresses: Any notice or other communication under or in connection with this Agreement shall be in writing and shall be left at or sent by pre-paid registered post (if posted from and to an address in Hong Kong and Macau), pre-paid registered airmail (if posted from or to an address outside Hong Kong and Macau) or facsimile transmission to the party due to receive the notice or communication at its respective address or facsimile number set out below or to such other address and/or number(s) as may have been last specified by such party by written notice to each of the other parties hereto.

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To the Seller:

Address:	Unit 12, 31/F., Eight Commercial Tower
8 Sun Yip Street, Chaiwan, Hong Kong
Attention:	Hiu Ping Lam
Facsimile:	(852) 2521 1780

With a copy to Cheng Wong Lam & Partners by fax at number (852) 2521 0220, marked for the attention of Mr. Cheng Hoo and Mr. David Cheng

To the Purchaser:

Address:	Room 2907, West Tower Shun Tak Centre
168-200 Connaught Road Central, Hong Kong
Attention:	Xiaohong Ye

15.2	Delivery: In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

(a)          if delivered personally, when left at the address referred to in Clause 15.1;

(b)          if sent by mail except air mail, two days after posting; and

(c)          if sent by air mail, six days after posting;

(d)          if sent by fax, on completion of its transmission.

In proving the giving of a notice by mail it shall be sufficient to prove that the envelope containing such notice was properly addressed and posted.

16.	GOVERNING LAW AND JURISDICTION

16.1	Hong Kong law: This Agreement is governed by, and shall be construed in accordance with, the laws of Hong Kong.

16.2	Arbitration: The parties agree that they shall use their best efforts to resolve amicably any dispute or difference arising from or in connection with this Agreement. If the parties are unable to settle the dispute or difference within 30 days from the delivery by any party of a notice confirming the existence of the dispute, any party may refer the dispute to arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the valid notice of arbitration is submitted in accordance with these rules. The arbitration shall be conducted in the English language. The award of the arbitration shall be final and binding on the parties, and the costs of arbitration shall be borne by the losing party, unless otherwise determined by the relevant arbitration authority. During arbitration, except for the matters under dispute, the parties shall continue to perform this Agreement.

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SCHEDULE 1

PARTICULARS OF THE COMPANY

Company number:	995476

Place of incorporation:	Hong Kong

Date of incorporation:	September 13, 2005

Authorized Share Capital:	HK$10,000 divided into 10,000 shares of HK$1 each

Issued Share Capital:	HK$10,000 divided into 10,000 shares

Shareholders and Shareholdings:	SGOCO Group Ltd. – 10,000 shares

Registered office:	Room 2301, 23/F, Ginza Square, 565-567 Nathan Road, Yaumatei, Kowloon, Hong Kong

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SCHEDULE 2

PARTICULARS OF THE SUBSIDIARIES

1.	Guanke (Fujian) Electron Technological Industry Co., Ltd.

Company number:	350500400013970

Place of incorporation:	Fujian Province, China

Date of incorporation:	January16, 2006

Registered Capital:	US$11,880,000

Shareholders and Shareholdings:	Honesty Group Holdings Limited

Registered office:	Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200

2.	Guanwei (Fujian) Electron Technological Industry Co., Ltd.

Company number:	350500400006333

Place of incorporation:	Fujian Province, China

Date of incorporation:	June 22, 2007

Registered Capital:	US$11,880,000, of which US$8.75 million is outstanding

Shareholders and Shareholdings:	Honesty Group Holdings Limited

Registered office:	Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200

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3.	Guancheng (Fujian) Electron Technological Industry Co., Ltd.

Company number:	350500400006368

Place of incorporation:	Fujian Province, China

Date of incorporation:	June 22, 2007

Registered Capital:	US$7,800,000

Shareholders and Shareholdings:	Honesty Group Holdings Limited

Registered office:	Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200

4.	Jinjiang Guanke Electron Co., Ltd.

Company number:	350582100117205

Place of incorporation:	Fujian Province, China

Date of incorporation:	May 12, 2010

Registered Capital:	RMB17, 000,000

Shareholders and Shareholdings:	Guanke (Fujian) Electron Technological Industry Co., Ltd.

Registered office:	Guanke Technology Park, Luoshan, Jinjiang City, Fujian, China 362200

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SCHEDULE 3

Payment Schedule

1.          The Purchase Price as set forth in Clause 3.1 shall be paid by way of telegraphic transfer in the manner as directed by the Seller in writing.

2.          The Purchase Price shall be paid in installments according to the following schedule:

Payment Date	Payment

7 days after the Completion Date	US$15,200,000 or its equivalent

30 days after the Completion Date	US$15,200,000 or its equivalent

60 days after the Completion Date	US$15,200,000 or its equivalent

90 days after the Completion Date	US$15,200,000 or its equivalent

120 days after the Completion Date	US$15,200,000 or its equivalent

3.          There shall be imposed upon the Purchaser a 2% per month liquidated damage for any late payment computed upon the amount of any outstanding principal and accrued interest whose payment to the Seller is overdue for more than 30 days under this Agreement.

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SCHEDULE 4

SELLER’S COMPLETION OBLIGATIONS

ACTIONS

The following actions:

1.1	Meetings:

Holding of a Board of Directors’ meeting, or signing written resolutions, of the Directors of the Company at or in which resolutions shall be passed:

approving the transfer of the Sale Shares to the Purchaser and the registration of the same subject to its being duly stamped and presented for registration in accordance with the Company’s articles of association;

noting the resignation of Sun Zone Investments Limited as Director and approving the appointment of Xiaohong Ye as Director;

noting the resignation of Honest Joy Secretarial Limited as company secretary of the Company and approving the appointment of Aileen Yok Yee Chiu as secretary in its place;

revoking or varying all existing authorities in respect of the operation of the bank accounts of the Company as the Purchaser shall designate in writing in advance.

DELIVERY OBLIGATIONS

Delivery of the following documents and things:

2.1	Share certificates: Valid share certificates for the Sale Shares in the name of the Seller.

2.2	Share transfers: Duly executed and valid instruments of transfer in relation to the Sale Shares, such transfers to be in favor of the Purchaser, and sold notes in a form complying with the Stamp Duty Ordinance in respect of the Sale Shares.

2.3	Resignations of directors and secretary: Written resignations of Sun Zone Investments Limited as Director and Honest Joy Secretarial Limited as company secretary of the Company, confirming that they have no claims against the Company or the Subsidiaries (as this case may be) in their capacity as director or company secretary whatsoever whether by way of compensation, remuneration, severance payments, pensions, expenses or otherwise.

2.4	Corporate records: To the extent that the same are not already in the possession of the Company or its agents all Records, complete and up to date, and the certificates of incorporation, deeds, documents and correspondence relating to the business, affairs, assets and liabilities (including documents of title relating to the assets of the Company).

2.5	The Accounts

2.6	Check books: All the current check book of the Company together with current bank statements of the Company in respect of its checking account.

2.7	Resolutions:

Original written resolutions of the Directors of the Company referred to in paragraph 1.1 of this Schedule 4 shall have been passed.

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SCHEDULE 5

WARRANTIES

1.	AUTHORITY AND INFORMATION

1.1	Authority: The Seller has full right, power and legal capacity to validly and duly execute and deliver, and to perform, this Agreement and all other documents which are to be executed by it at or before Completion, and this Agreement constitutes, and the documents which are to be executed by it at or before Completion when executed will constitute, legal, valid and binding agreements or obligations of the Seller enforceable in accordance with their respective terms.

2.	SHARES

2.1	Sale Shares: The Seller is the sole legal and beneficial owner of, and has full right, power and authority to sell and transfer the full legal and beneficial ownership of the Sale Shares free from all Encumbrances (of which there are none in existence) and with all rights now and hereafter attaching thereto.

2.2	Registered capital of Subsidiaries: The registered capital of the Subsidiaries is owned by the Company directly or indirectly as and to the extent set out in Schedule 2.

2.3	No other interests: The Company does not have:

(a)	any subsidiary or is or has ever been the holder or beneficial owner of, or has agreed to acquire, any share or loan capital of any company, other than the Subsidiaries; and/or

(b)	any branch, agency or place of business, or any permanent establishment.

3.	ACCOUNTS AND RECORDS

3.1	Accounts: The Accounts:

(a)	give a true and fair view of the assets, liabilities, state of affairs and financial position of the Company at the Last Accounts Date and its profits/loss for the financial period ended on that date;

(b)	comply with the requirements of the Companies Ordinance and other relevant laws; and

(c)	have been prepared in accordance with US Generally Accepted Accounting Principles.

3.2	No material adverse change: There has been no material and adverse effect on the financial position, business, and results of operations and prospects of the Company since the Last Accounts Date.

3.3	Liabilities: No material liabilities have been assumed or incurred by the Company since the Last Accounts Date.

4.	TAXATION

4.1	The Company has duly filed all tax returns and paid all applicable taxes in accordance with all relevant and applicable laws, and was not and is not involved in any dispute with any tax authority and there are no factual circumstances existing which would result in any such dispute in the future.

4.2	All information supplied by or on behalf of the Company for the purposes of taxation was when supplied and remains complete and accurate in all material respects.

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5.	LEGAL STATUS AND COMPLIANCE

5.1	Due incorporation: The Company has been duly incorporated and is legally subsisting under the law of Hong Kong, and there has been no resolution, petition or order for the winding-up of the Company, nor are any such resolutions, petitions or orders imminent or likely.

5.2	No breach of laws: Neither the Company nor any of its officers, agents or employees (during the course of their duties in relation to it), has committed, or omitted to do, any act or thing which is in contravention of any applicable laws or regulation, giving rise to any fine, penalty, default proceedings or other liability on its part or other adverse consequences.

6.	BUSINESS

6.1	Since the Last Accounts Date: Since the Last Accounts Date, the business of the Company has been continued in the ordinary and normal course and in the same manner as previously.

7.	REAL PROPERTY

7.1	No real property: Except for real property or lease interest owned by its Subsidiaries, the Company does not own any real property or lease interest in Hong Kong or elsewhere.

8.	AGREEMENTS

8.1	Material/unusual contracts: Except the Subsidiaries’ articles of association in relation to the Company’s investment in the Subsidiaries, the Company has not entered into any agreements, instruments and arrangements, whether written or oral, as at the date of this Agreement which are material to the Company and its business, relationships and financial position and prospects, or is otherwise a contract of an unusual or abnormal nature, or outside the ordinary and proper course of its business.

9.	LITIGATION

9.1	No litigation: The Company is not involved in any litigation, arbitration, administrative or criminal or other proceedings, whether as plaintiff, defendant or otherwise; there are no such proceedings pending or threatened, either by or against the Company; and there is no fact or circumstance which is likely to give rise to any such proceedings involving the Company.

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SCHEDULE 6

ACTIVITIES PENDING COMPLETION

Save with the prior written consent of the Purchaser, the Exempted Transactions or as expressly provided in this Agreement, the Seller shall procure that the Company will:

1.	Ordinary business: carry on its business and activities in the ordinary and usual course without interruption, in the usual manner so as to maintain its business as a going concern, and not make any change or material decision regarding its business (including its terms of business), affairs, assets and liabilities;

2.	Acquire or dispose of assets: not acquire for or dispose of any assets of the Company otherwise than in the ordinary and usual course of its business;

3.	Capital expenditures: not make, or agree to make, any capital expenditure;

4.	Dividends: not declare, pay or make any dividend or distribution;

5.	Encumbrances: not to create any Encumbrance in respect of the Company or its assets;

6.	Guarantees and loans: not give, or agree to give, any Guarantee or loan of any money to any person;

7.	Payments in ordinary course: not make any payment out of the Company’s bank account except where the payment is in the ordinary and usual course of its business;

8.	Onerous agreements: not to enter into any agreement, arrangement or obligation which exceeds one year in term or is onerous or unusual in nature

9.	Comply with laws and regulations: conduct its business in accordance with and in compliance with all applicable laws and regulations;

10.	Co-operation to Purchaser: give all reasonable co-operations to the Purchaser so as to ensure a smooth transition of management and control of the Company after Completion.

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SCHEDULE 7

EXEMPTED TRANSACTIONS

1. Please see the table below setting forth all the asset transfer contracts which recently have been signed by the Group.

Date	Contract Parties	Description of Contracts

November 15, 2011	Guanke (Fujian) Electron Technological Industry Co., Ltd. (“Guanke (Fujian)”) and SGOCO INTERNATIONAL (HK) LIMITED (“SGOCO INTERNATIONAL”)	Transfer of trademarks and trademark applications

November 15, 2011	Guanke (Fujian) and SGOCO INTERNATIONAL	Exclusive licensing of trademarks and interests in the trademark applications

November 15, 2011	Guanwei (Fujian) Electron Technological Industry Co., Ltd. (“Guanwei(Fujian)”) and SGOCO INTERNATIONAL	Transfer of trademark

November 15, 2011	Guanwei (Fujian) and SGOCO INTERNATIONAL	Exclusive licensing of trademark

November 15, 2011	Guanke (Fujian) and SGOCO Electronic Co. Ltd. (“SGOCO (Fujian)”)	Transfer of research and development related equipments

2. Guanke (Fujian) will transfer and assign to SGOCO (Fujian) all of its right, title and interest in and to the domain names including www.sgoco.com and www.sgocogroup.com (the “Domain Names”), and the registration thereof. After the Completion but before the said transfer of all of its right, title and interest in and to the Domain Names are completed, Guanke (Fujian) will grant exclusive license to SGOCO (Fujian) to use the Domain Names.

3. Guanke (Fujian), Guancheng (Fujian) Electron Technological Industry Co., Ltd. and Jinjiang Guanke Electron Co., Ltd. (the “Assigning Parties”) will terminate some of the master sale contracts for which one of them is a party that have not been fully performed. SGOCO (Fujian) and SGOCO INTERNATIONAL will sign contracts with the respective third parties to assume the rights and/or responsibilities of one of the Assigning Parties accordingly.

4. Guanke (Fujian) will terminate all of its agreements with the SGOCO retail stores and SGOCO (Fujian) will sign contracts with the SGOCO retail stores to assume the rights and/or responsibilities of Guanke (Fujian) under Guanke (Fujian)’s original agreements with the SGOCO retail stores.

5. For the avoidance of doubt, the duly and timely completion of the Exempted Transactions does not constitute conditions precedent for the Completion.

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EXECUTED AS AN AGREEMENT

SIGNED BY /s/ Burnette Or	)
)
for and on behalf of	)
SGOCO GROUP, LTD.	(sealed))
in the presence of:	)

Signature of Witness:

Name:

Address:

SIGNED BY /s/ Xiaohong Ye	)
)
for and on behalf of	)
APEX FLOURISH GROUP LIMITED	(sealed))
in the presence of:	)

Signature of Witness: HP Lam

Name: LAM HIU PING

Address:

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ANNEX

THE ACCOUNTS (Preliminary Draft)

(In US$)

HONESTY GROUP

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE  INCOME

(UNAUDITED)

Nine Months Ended
September 30,
2011
REVENUES:
Revenues	244,121,724
Revenues - related parties	-
Total revenues	244,121,724

COST OF GOODS SOLD:
Cost of goods sold	218,188,315
Cost of goods sold - related parties	-
Total cost of goods sold	218,188,315

GROSS PROFIT	25,933,409
10.6%

OPERATING EXPENSES:
Selling expenses	1,134,426
General and administrative expenses	3,137,749
Total operating expenses	4,272,175

INCOME FROM OPERATIONS	21,661,234

OTHER INCOME (EXPENSES):
Interest income	231,137
Interest expense	(1,497,171)
Other income (expense), net	(131,178)
Change in fair value of warrant derivative liability	-
Total other income (expenses), net	(1,397,212)

INCOME BEFORE PROVISION FOR INCOME TAXES	20,264,022

PROVISION FOR INCOME TAXES	2,738,849

NET INCOME	17,525,173

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	1,632,453

COMPREHENSIVE INCOME	19,157,626

HONESTY GROUP

CONSOLIDATED BALANCE SHEETS

For Q3,2011

September 30,
2011
(Unaudited)
ASSETS

CURRENT ASSETS
Cash	3,605,707
Restricted cash	28,830,550
Accounts receivable, trade	56,399,181
AR intercompany -SW	36,745
Other receivables	623,003
Other receivables intercompany - SPAC	240,456
Other receivables Intercompany - SGOCO	3,377,815
OR Intercompany - Sgoco Intl	440,000
Other Receivable-shareholder	445,005
Inventories	13,824,900
Advances to suppliers	116,846,666
Total current assets	224,670,028

PLANT AND EQUIPMENT, NET	16,564,220

OTHER ASSETS
Intangible assets, net	8,791,482
Total other assets	25,355,702

Total assets	250,025,730

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	38,458,725
Accrued liabilities	310,592
Bank overdraft	1,519,836
Notes payable	59,352,650
Short-term loan	50,975,028
Other payables	2,189,627
Other payables Intercompany - SGOCO	5,560,000
Customer deposits	9,751,286
Taxes payable	2,972,706
Total current liabilities	171,090,450

Total liabilities	171,090,450

SHAREHOLDERS' EQUITY
Paid-in-capital	22,366,631
Statutory reserves	3,560,838
Retained earnings	47,110,186
Accumulated other comprehensive income	5,897,625
Total shareholders' equity	78,935,280

Total liabilities and shareholders' equity	250,025,730

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